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                          June 18, 2024

       John C. Loeffler, II
       Chairman and Chief Executive Officer
       CaliberCos Inc.
       8901 E. Mountain View Rd. Ste 150
       Scottsdale, AZ 85258

                                                        Re: CaliberCos Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 14, 2024
                                                            File No. 333-280243

       Dear John C. Loeffler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Pearlyne
Paulemon at 202-551-8714 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Veronica Lah